

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 5, 2017

Frank De Costanzo
Chief Financial Officer
Eagle Bulk Shipping Inc.
300 First Stamford Place, 5th Floor
Stamford, Connecticut 06902

> **Re: Eagle Bulk Shipping Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 31, 2016**
> **File No. 001-33831**

Dear Mr. De Costanzo:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Melissa Raminpour
>
> Melissa Raminpour
> Branch Chief
> Office of Transportation and Leisure